SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Item

1.	Circular dated May 9, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: May 19, 2005	By: (Sd.) Hubert Chak

Name: Hubert Chak
Title: Company Secretary

Item 1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in PCCW Limited, you should at once hand this circular to the purchaser or transferee, or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0008)

DISCLOSEABLE TRANSACTION

     ACQUISITION OF INDEFEASIBLE RIGHTS
TO USE INTERNATIONAL UNDERSEA CABLE CAPACITY

NEW OPERATING MODEL FOR REACH

A letter from the board of directors of PCCW Limited is set out on pages 3 to 8 of this circular.

9 May 2005

CONTENTS

Page

Definitions	1

Letter from the Board	3

Appendix — General Information	9

— i —

DEFINITIONS

In this circular, the following expressions have the following meanings, unless the context otherwise requires:

“associate”	has the meaning ascribed to it under the Listing Rules

“Capacity Allocation Agreement”	The Capacity Allocation Agreement dated 16 April 2005 between the Company, PCCW Communications, Telstra and RGNL pursuant to which the international undersea cable capacity currently held by the Reach Group will be allocated to PCCW Communications and Telstra by way of the grant of indefeasible rights to use

“Capacity Prepayment Agreement”	The Capacity Prepayment Agreement dated 15 April 2003 entered between certain members of the PCCW Group, Telstra and Reach in relation to the prepayment by each of them to Reach of US$143 million for the purchase of international capacity

“Company”	PCCW Limited, a company incorporated in Hong Kong with limited liability and whose shares are listed on the Stock Exchange

“connected persons”	has the meaning ascribed to it under the Listing Rules

“Consideration Ratio”	has the meaning given to it in Chapter 14 of the Listing Rules

“Directors”	the directors of the Company

“International Services Agreements”	The Hong Kong International Services Agreement dated 13 October 2000 entered into between Reach and a member of the PCCW Group, and the Australian International Services Agreement entered into between Reach and a member of the Telstra Group, in relation to the provision of international connectivity services to the PCCW Group and the Telstra Group respectively

“Latest Practicable Date”	30 April 2005, being the latest practicable date prior to the issue of this circular for the purpose of ascertaining certain information in this circular

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“PCCHL”	Pacific Century Cable Holdings Limited, a wholly-owned subsidiary of the Company and the holder of the PCCW Group’s 50% interest in Reach

“PCCW Communications”	PCCW Communications (Singapore) Pte Ltd, an indirect wholly-owned subsidiary of the Company

DEFINITIONS

“PCCW Group”	the Company and its subsidiaries

“Reach”	Reach Ltd., a company incorporated in Bermuda with limited liability and a 50:50 joint venture between the Company and Telstra

“Reach Debt and Asset Restructure Deed”	The Reach Debt and Asset Restructure Deed dated 16 April 2005 between certain members of the PCCW Group, the Telstra Group and the Reach Group

“Reach Group”	Reach and its subsidiaries

“Reach Network Services Agreement”	The Reach Network Services Agreement dated 16 April 2005 between certain members of the PCCW Group, the Telstra Group and the Reach Group

“RGNL”	Reach Global Networks Limited, a wholly-owned subsidiary of Reach

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Shareholder Loans”	the amounts owed by the Reach Group to the PCCW Group and to Telstra prior to the debt and other restructuring mentioned in this circular (amounting to approximately US$1.2 billion in aggregate prior to such restructuring)

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“substantial shareholder”	has the meaning ascribed to it under the Listing Rules

“Telstra”	Telstra Corporation Limited, a company incorporated in Australia with limited liability and whose shares are listed on The Australian Stock Exchange Limited

“Telstra Group”	Telstra and its subsidiaries

“US$”	United States dollars, the lawful currency of the United States of America

LETTER FROM THE BOARD

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0008)
Executive Directors:	Registered Office:
Li Tzar Kai, Richard (Chairman)	39th Floor, PCCW Tower
So Chak Kwong, Jack (Deputy Chairman and	TaiKoo Place, 979 King’s Road
Group Managing Director)	Quarry Bay
Yuen Tin Fan, Francis (Deputy Chairman)	Hong Kong
Peter Anthony Allen
Alexander Anthony Arena
Chung Cho Yee, Mico
Lee Chi Hong, Robert

Non-Executive Directors:
Sir David Ford, KBE, LVO
Zhang Chunjiang
Dr Tian Suning (Deputy Chairman)
Dr Fan Xingcha

Independent Non-Executive Directors:
Prof Chang Hsin-kang
Dr Fung Kwok King, Victor
Dr The Hon Li Kwok Po, David, GBS, JP
Sir Roger Lobo, CBE, LLD, JP
Aman Mehta
The Hon Raymond George Hardenbergh Seitz

9 May 2005

To the Shareholders

Dear Sir or Madam,

     DISCLOSEABLE TRANSACTION
ACQUISITION OF INDEFEASIBLE RIGHTS
TO USE INTERNATIONAL UNDERSEA CABLE CAPACITY

NEW OPERATING MODEL FOR REACH

LETTER FROM THE BOARD

INTRODUCTION

On 16 April 2005, the Company announced that the Company, Telstra and Reach have agreed on a new operating model for Reach under which Reach will operate as an outsourcer of telecommunications network services for the PCCW Group and the Telstra Group. Reach has ceased to pursue sales of data services to third parties and data services will be retailed directly by the PCCW Group and the Telstra Group. Reach will continue to provide voice and satellite services to the PCCW Group and the Telstra Group, as well as to third parties. To implement this new model, PCCW Communications, an indirect wholly-owned subsidiary of the Company, and Telstra have each agreed to acquire indefeasible rights to use Reach Group’s international undersea cable capacity on the terms described in this circular. Reach Group’s international undersea cable capacity will be allocated between PCCW Communications and Telstra, and the PCCW Group and the Telstra Group will be free to commercialize their respective allocated cable capacity as they see fit.

A number of agreements have been entered into by members of the PCCW Group, the Telstra Group and the Reach Group in connection with the establishment of the new operating model. The material agreements are the Reach Debt and Asset Restructure Deed, the Capacity Allocation Agreement, and the Reach Network Services Agreement. The principal terms of these agreements are described in this circular.

The purpose of this circular is to provide the shareholders of the Company with details of the new operating model for Reach and other information in compliance with the requirements of the Listing Rules.

REACH DEBT AND ASSET RESTRUCTURE DEED DATED 16 APRIL 2005

Consideration and manner of settlement

In consideration for the allocation of the indefeasible rights to use international undersea cable capacity pursuant to the Capacity Allocation Agreement (further details of which are set out below), each of PCCW Communications and Telstra paid RGNL US$157 million, which was settled by way of set-off against, in the case of the PCCW Group, the equivalent amount of the outstanding Shareholder Loan, and not by way of new cash injections. PCCW Communications and Telstra will also each assume one half of Reach’s committed future capital expenditure in order to support growth in their own retail services.

Debt Restructuring

As detailed in the Company’s announcement dated 17 June 2004, the Company and Telstra acquired Reach’s third party debt (then amounting to approximately US$1.2 billion) for approximately US$311 million, which amount was paid by each of the Company and Telstra in equal shares. While the consideration paid by each of the Company and Telstra was approximately US$155.5 million, Reach’s indebtedness to each of the Company and Telstra with respect to that debt (i.e. the Shareholders Loan) remained at approximately US$600 million, which with interest outstanding, as at 16 April 2005, amounted to US$608 million. An additional amount of US$143 million (plus interest outstanding of US$12 million) was due by the Reach Group to each of the PCCW Group and Telstra under the Capacity Prepayment Agreement described below.

LETTER FROM THE BOARD

As mentioned above, the consideration payable under the Capacity Allocation Agreement (amounting to US$157 million from each of PCCW Communications and Telstra) was settled by way of set-off against, in the case of the PCCW Group, the Shareholder Loan (of US$600 million plus interest of US$8 million), and not by way of new cash injections. Telstra settled its share of the consideration by set-off in essentially the same manner, although it set-off part of the consideration against the US$143 million outstanding under the Capacity Prepayment Agreement as described below. Interest of US$6 million due by Reach to the PCCW Group was waived, and US$445 million of the remaining balance of each Shareholder Loan was capitalized by way of the issue of an equal number of shares in Reach to each of PCCHL (a wholly-owned subsidiary of the Company and the entity that has held the Company’s interest in Reach since its formation) and Telstra. Following this issue of shares, PCCHL continues to hold 50% of the share capital of Reach.

Following the set-off and capitalisation referred to above, Reach’s aggregate indebtedness to each of the PCCW Group and the Telstra Group was reduced to US$155 million. The PCCW Group and the Telstra Group have charges over Reach’s assets in relation to these outstanding amounts. Default may only be called under the charges by the Company and Telstra acting jointly but each shareholder shall have priority as to the manner in which its charge is enforceable over the international undersea cable capacity allocated to it through the indefeasible rights to use granted under Capacity Allocation Agreement.

The asset and debt restructuring described above does not involve any cash injection and can be summarised as follows:

US$ (million)

PCCW’s shareholder loan	600
Interest outstanding	8
Capacity Prepayment Agreement	143
Interest outstanding	12
763
Set-off consideration under Capacity Allocation Agreement	(157)
Interest waived	(6)
Capitalisation of debt into equity	(445)
Reach’s indebtedness to PCCW Group following the restructuring	155

The Directors consider that the above asset and debt restructuring will convert the book carrying value of these loan receivables from Reach totalling US$157 million into an investment in indefeasible rights of use and will not result in any impairment adjustment to the income statement of the PCCW Group.

LETTER FROM THE BOARD

CAPACITY ALLOCATION AGREEMENT DATED 16 APRIL 2005

Capacity Allocation

Pursuant to the Capacity Allocation Agreement, RGNL allocated the international undersea cable capacity held by the Reach Group by way of granting indefeasible rights to use in relation to such capacity to each of PCCW Communications and Telstra. As stated above, PCCW Communications and Telstra each paid RGNL US$157 million for this allocation by way of set off against, in the case of the PCCW Group, the existing Shareholder Loan, and not by way of new cash injections. The amount of the consideration was determined through arm’s length negotiations between PCCW Communications, Telstra and Reach. The Company has performed an internal valuation of the allocated capacity to be acquired and the Directors consider the consideration payable to represent no more than the fair market value of the allocated capacity.

PCCW Communications and Telstra also each assumed one half of Reach’s committed future capital expenditure in order to support growth in their own retail services. PCCW Communications’ share of this expenditure over the next 17 year period from March 2005 to 2022 is expected to be approximately US$106 million. PCCW Communications and Telstra will only assume any additional future capital expenditure if such expenditure is approved by both PCCW Communications and Telstra.

Operation and Maintenance charges associated with allocation

RGNL’s operations and maintenance costs associated with the international undersea cable capacity allocated by way of the grant of indefeasible rights to use will be recovered by Reach pursuant to the terms of the Reach Network Services Agreement - see below.

Guarantee

The obligations of PCCW Communications under the Capacity Allocation Agreement described above are guaranteed by the Company.

REACH NETWORK SERVICES AGREEMENT DATED 16 APRIL 2005

Outsourcing arrangements

Pursuant to the Reach Network Services Agreement, Reach will provide to the PCCW Group and the Telstra Group certain outsourcing services in relation to the international undersea cable capacity allocated by way of the grant of indefeasible rights to use under the Capacity Allocation Agreement. These services will be provided on a ‘costs plus’ basis in accordance with typical outsourcing arrangements.

LETTER FROM THE BOARD

THIRD PARTY DATA AND VOICE SERVICES AND SATELLITE SERVICES

Reach has ceased to pursue third party data services sales, however existing third party customer contracts will be honoured until termination or expiration. Reach will continue to provide voice services to third party customers on commercial terms. Satellite services will not be subject to the outsourcing model but will continue to be provided to the PCCW Group and the Telstra Group on commercial terms, as well as to third parties.

EFFECTIVE DATE

Each of the definitive agreements relating to the arrangements described in this circular was entered into on 16 April 2005. However, the effective date of the arrangements described in this circular is 1 March 2005.

OTHER ARRANGEMENTS

As part of the arrangements relating to the establishment of a new operating model for Reach, the International Services Agreements was terminated pursuant to the terms of the Reach Network Services Agreement and the PCCW Group’s obligations under the Capacity Prepayment Agreement have been satisfied under the Reach Debt and Asset Restructure Deed. Therefore the PCCW Group will have no further obligations under these agreements. The International Services Agreements, which were first entered into in 2000 (at the time of the formation of Reach), required each of the PCCW Group and the Telstra Group to purchase certain committed volumes per annum of its international capacity requirements from the Reach Group. Subsequently, in 2003 the PCCW Group and Telstra entered into the Capacity Prepayment Agreement pursuant to which each of PCCW Group and Telstra made a prepayment to Reach of US$143 million for the purchase of capacity.

INFORMATION ON THE PARTIES

Reach

Reach, a jointly controlled company of the Company and a 50:50 joint venture between the Company and Telstra, is a carrier of combined voice, private line and IP data services.

The Company

The Company is one of Asia’s leading integrated communications companies and provides key services in the areas of integrated telecommunications; broadband solutions; connectivity; narrowband and interactive broadband (Internet services); business e-solutions; data centers and related infrastructure.

Telstra

Telstra is Australia’s leading telecommunications and information services company and is, to the best knowledge, information and belief of the Directors having made all reasonable enquiry, a third party independent of the Company and its connected persons.

LETTER FROM THE BOARD

REASONS FOR, AND BENEFITS OF, THE TRANSACTION

Despite remaining a leader in the Asian market, Reach has been affected by the continuing difficult environment in the international undersea and long-haul telecommunications market. Nevertheless, the recent combined data capacity requirements of the PCCW Group and the Telstra Group have absorbed almost all of Reach’s existing inventory. The new operating model for Reach reflects that fact, and the transactions described in this circular formalise Reach’s transformation into an outsourcer of telecommunications network services for the PCCW Group and the Telstra Group.

The Directors believe that, under the new operating model, Reach’s cost base and structure can be streamlined for even more cost efficiency. Moreover, the debt and asset restructuring described above will improve Reach’s debt/equity ratio and strengthen its balance sheet. The transformation to an outsourcing model will also enhance the revenue of each of the PCCW Group and the Telstra Group and while at the same time serving to reduce costs.

The Directors further believe that, as a result of the transactions described above, Reach’s financial position has been stabilised and, going forward, Reach’s reliance on its shareholders for financial support will be significantly reduced.

The Directors believe that the terms of the transactions described in this circular are fair and reasonable and in the interests of the Company’s shareholders as a whole.

DISCLOSEABLE TRANSACTION

The acquisition of indefeasible rights to use the Reach Group’s international undersea cable capacity constitutes a discloseable transaction of the Company under the Listing Rules because the Consideration Ratio is greater than 5% but less than 25%.

Your attention is drawn to the general information contained in the Appendix hereto.

Yours faithfully, By Order of the Board PCCW Limited Yuen Tin Fan, Francis Deputy Chairman

APPENDIX	GENERAL INFORMATION

(1)  RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

(2)  DIRECTORS’ AND CHIEF EXECUTIVE’S INTERESTS AND SHORT POSITIONS IN THE SHARES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

As at the Latest Practicable Date, the interests and short positions of the Directors and the chief executive of the Company in the shares, underlying shares and debentures of the Company or any associated corporation of the Company (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), or the Model Code for Securities Transactions by Directors of Listed Issuers and which were required to be entered into the register required to be kept under section 352 of the SFO were as follows:

(A)    Long Positions in Shares

	Number of ordinary shares				Number of underlying shares held under equity derivatives
Name of Director/ chief executive	Personal interests	Family interests	Corporate interests	Other interests		Total	Percentage of issued share capital

Li Tzar Kai, Richard	–	–	18,962,600	1,746,122,668	3,490,018	1,768,575,286	26.33%
			(Note 1(a))	(Note 1(b))	(Note 1(c))
So Chak Kwong, Jack	2,161,000	–	–	–	19,822,000	21,983,000	0.33%
					(Note 3)
Yuen Tin Fan, Francis	–	–	–	–	20,068,000	20,068,000	0.30%
					(Note 2)
Peter Anthony Allen	253,200	–	–	–	4,629,200	4,882,400	0.07%
					(Note 2)
Alexander Anthony Arena	760,000	–	–	–	15,800,200	16,560,200	0.25%
					(Note 4)
Chung Cho Yee, Mico	1,176,260	18,455	–	–	14,390,400	15,585,115	0.23%
		(Note 5)			(Note 2)
Lee Chi Hong, Robert	992,600	511	–	–	6,000,000	6,993,111	0.10%
	(Note 6(a))	(Note 6(b))			(Note 2)
Sir David Ford	–	–	–	–	4,000,000	4,000,000	0.06%
					(Note 2)
Prof Chang Hsin–kang	64,000	–	–	–	–	64,000	0.001%
Dr The Hon Li Kwok	600,000	–	–	–	–	600,000	0.01%
Po, David

APPENDIX	GENERAL INFORMATION

Notes:

1.	(a)	Of these shares, Pacific Century Diversified Limited (“PCD”), a wholly-owned subsidiary of Chiltonlink Limited, held 4,709,600 shares and Eisner Investments Limited held 14,253,000 shares. Li Tzar Kai, Richard owns 100% of
Chiltonlink Limited and Eisner Investments Limited.

	(b)	These interests represented:

(i) a deemed interest in 36,726,857 shares held by Yue Shun Limited, a subsidiary of Hutchison Whampoa
Limited (“HWL”). Cheung Kong (Holdings) Limited (“Cheung Kong”) through certain subsidiaries held more than one-third of the issued share capital of HWL. Li Tzar Kai, Richard was a beneficiary of certain discretionary trusts which held interests in Cheung Kong and HWL. Li Tzar Kai, Richard was also interested in one-third of the issued share capital of two companies, which owned all the shares in the trustee companies which acted as trustees of such discretionary trusts. Accordingly, Li Tzar Kai, Richard was deemed, under the SFO, to have an interest in the 36,726,857 shares held by Yue Shun Limited;

(ii) a deemed interest in 20,354,286 shares held by Pacific Century Group Holdings Limited (“PCGH”). Li Tzar
Kai, Richard was the founder of certain trusts which held 100% interests in PCGH. Accordingly, Li Tzar Kai,
Richard was deemed, under the SFO, to have an interest in the 20,354,286 shares held by PCGH;

(iii) a deemed interest in 1,526,094,301 shares held by Pacific Century Regional Developments Limited
(“PCRD”), a company in which PCGH had, through certain wholly-owned subsidiaries including Anglang
Investments Limited, Pacific Century Group (Cayman Islands) Limited, Pacific Century International
Limited and Borsington Limited, an aggregate 75.33% interest. Li Tzar Kai, Richard was the founder of certain trusts which held 100% interests in PCGH. Accordingly, Li Tzar Kai, Richard was deemed, under the
SFO, to have an interest in the 1,526,094,301 shares held by PCRD; and

(iv) a deemed interest in 162,947,224 shares held by a collective investment scheme in which PCD (a corporation 100% controlled by Li Tzar Kai, Richard - see above) was a holder.

	(c)	This number represents interests under listed equity derivatives arising through corporations controlled by PCGH in which Li Tzar Kai, Richard was deemed interested as the founder of certain trusts which held 100% of PCGH and comprises:

(i) an interest in 679,000 underlying shares held by PCRD in the form of 67,900 American depositary receipts
(“ADRs”), each representing 10 shares; and

(ii) an interest in respect of 2,811,018 underlying shares arising as a result of the holding of an aggregate of
US$14,000,000 of convertible bonds issued by a wholly-owned subsidiary of the Company which were held by PCGH and a wholly-owned subsidiary of Pacific Century Insurance Holdings Limited (“PCIHL”) (a
company in which PCRD had a 46.69% interest) and were convertible into 2,811,018 shares.

APPENDIX	GENERAL INFORMATION

2.	These interests represented the interests in underlying shares in respect of share options granted by the Company to these directors as beneficial owners, the details of which are set out in paragraph (D) below.

3.	These interests represented So Chak Kwong, Jack’s beneficial interest in: (i) 4,322,000 underlying shares which will be transferred to him in two equal annual installments commencing from the second anniversary of his employment with the Company pursuant to an agreement made with PCD which constituted unlisted physically settled equity derivatives; and (ii) 15,500,000 underlying shares in respect of share options granted by the Company to So Chak Kwong, Jack as beneficial owner, the details of which are set out in paragraph (D) below.

4.	These interests represented Alexander Anthony Arena’s beneficial interest in: (i) 200 underlying shares held in the form of 20 ADRs which constituted listed equity derivatives; and (ii) 15,800,000 underlying shares in respect of share options granted by the Company to Alexander Anthony Arena as beneficial owner, the details of which are set out in paragraph (D) below.

5.	These shares were held by the spouse of Chung Cho Yee, Mico.

6.	(a) These shares were held jointly by Lee Chi Hong, Robert and his spouse.

(b) These shares were held by the spouse of Lee Chi Hong, Robert.

(B)	Short Positions in the Shares and Underlying Shares of the Company

Under the SFO, Li Tzar Kai, Richard was deemed as at the Latest Practicable Date to have short positions held pursuant to equity derivatives in respect of an aggregate of 233,733,764 underlying shares, representing 3.48% of the total issued share capital of the Company, details of which are as follows:

(a) a short position in respect of 229,411,764 underlying shares (such shares being beneficially held by PCRD) which arose under certain unlisted physically settled equity derivatives issued by PCRD pursuant to which the derivative holders have the right to call for the delivery of 229,411,764 shares. Li Tzar Kai, Richard’s deemed short position arose as the founder of certain trusts which held 100% of PCGH of which PCRD is a controlled corporation under the SFO; and

(b) through PCD (a corporation 100% controlled by Li Tzar Kai, Richard - see above) a short position in respect of 4,322,000 underlying shares which arose under an agreement entered into with So Chak Kwong, Jack, such interest constituted, for the purposes of the SFO, a short position of a corporation controlled by Li Tzar Kai, Richard under an unlisted physically settled equity derivative pursuant to which such shares will be transferred to So Chak Kwong, Jack in two equal annual instalments commencing from the second anniversary of his employment with the Company.

APPENDIX	GENERAL INFORMATION

(C)	Long Positions in the Shares of Associated Corporations

	(a)	PCCW Capital Limited

PCGH and a subsidiary of PCIHL held, respectively, US$4,000,000 and US$10,000,000 of convertible bonds issued by PCCW Capital Limited, an associated corporation of the Company. Accordingly, Li Tzar Kai, Richard was deemed to have an aggregate interest in US$14,000,000 of convertible bonds issued by PCCW Capital Limited by virtue of being the founder of certain trusts which held 100% of PCGH.

	(b)	Pacific Century Premium Developments Limited (“PCPD”)

	Number of ordinary shares				Number of underlying shares held under equity derivatives
Name of Director/ chief executive	Personal interests	Family interests	Corporate interests	Other interests		Total	Percentage of issued share capital

So Chak Kwong,	–	–	–	–	5,000,000	5,000,000	0.27%
Jack
Chung Cho Yee,	–	–	–	–	5,000,000	5,000,000	0.27%
Mico

The above interests represented the interests in underlying shares in respect of share options granted by PCPD to these Directors as beneficial owners pursuant to its share option scheme, the details of which as at the Latest Practicable Date were as follows:

Name of Director/ chief executive	Date of grant	Exercisable period	Exercise price	Number of options outstanding
	(Note 1)	(Note 1)	HK$

So Chak Kwong, Jack	12.20.2004	12.20.2004	2.375	5,000,000
		to 12.19.2014
Chung Cho Yee, Mico	12.20.2004	12.20.2004	2.375	5,000,000
		to 12.19.2014

Notes:
1.	All dates are shown month/day/year.
2.	These options fully vested on the date of grant.

APPENDIX	GENERAL INFORMATION

(D)	Directors’ Rights to Acquire Shares of the Company

As at the Latest Practicable Date, the Directors’ interests in share options of the Company which remain outstanding are summarised below:

Name of Director/ chief executive	Date of grant	Vesting period	Exercisable period	Exercise price	Number of options outstanding
	(Note)	(Note)	(Note)	HK$

So Chak Kwong, Jack	07.25.2003	07.25.2004	07.25.2004	4.3500	12,000,000
		to 07.25.2006	to 07.23.2013
	02.08.2005	02.08.2006	02.08.2006	4.4750	3,500,000
		to 02.08.2007	to 02.07.2009
Yuen Tin Fan, Francis	08.28.1999	08.17.2000	08.17.2003	11.7800	2,134,000
		to 08.17.2004	to 08.17.2009
	08.26.2000	08.26.2001	08.26.2001	60.1200	3,200,000
		to 08.26.2005	to 08.26.2010
	02.20.2001	08.26.2001	08.26.2001	16.8400	3,200,000
		to 08.26.2005	to 01.22.2011
	07.25.2003	07.25.2004	07.25.2004	4.3500	8,534,000
		to 07.25.2006	to 07.23.2013
	02.08.2005	02.08.2006	02.08.2006	4.4750	3,000,000
		to 02.08.2007	to 02.07.2009
Peter Anthony Allen	08.28.1999	08.17.2000	08.17.2000	11.7800	272,000
		to 08.17.2002	to 08.17.2009
	08.26.2000	08.26.2001	08.26.2001	60.1200	178,600
		to 08.26.2005	to 08.26.2010
	02.20.2001	08.26.2001	08.26.2001	16.8400	178,600
		to 08.26.2005	to 01.22.2011
	07.25.2003	07.25.2004	07.25.2004	4.3500	2,000,000
		to 07.25.2006	to 07.23.2013
	02.08.2005	02.08.2006	02.08.2006	4.4750	2,000,000
		to 02.08.2007	to 02.07.2009
Alexander Anthony	08.28.1999	08.17.2000	08.17.2000	11.7800	3,200,000
Arena		to 08.17.2004	to 08.17.2009
	08.26.2000	08.26.2001	08.26.2001	60.1200	1,600,000
		to 08.26.2005	to 08.26.2010
	02.20.2001	08.26.2001	08.26.2001	16.8400	1,600,000
		to 08.26.2005	to 01.22.2011
	07.25.2003	07.25.2004	07.25.2004	4.3500	6,400,000
		to 07.25.2006	to 07.23.2013
	02.08.2005	02.08.2006	02.08.2006	4.4750	3,000,000
		to 02.08.2007	to 02.07.2009

APPENDIX	GENERAL INFORMATION

Name of Director/ chief executive	Date of grant	Vesting period	Exercisable period	Exercise price	Number of options outstanding
	(Note)	(Note)	(Note)	HK$

Chung Cho Yee, Mico	08.28.1999	08.17.2000	08.17.2001	11.7800	3,575,200
		to 08.17.2004	to 08.17.2009
	08.26.2000	08.26.2001	08.26.2001	60.1200	1,060,000
		to 08.26.2005	to 08.26.2010
	02.20.2001	08.26.2001	08.26.2001	16.8400	1,060,000
		to 08.26.2005	to 01.22.2011
	07.25.2003	07.25.2004	07.25.2004	4.3500	5,695,200
		to 07.25.2006	to 07.23.2013
	02.08.2005	02.08.2006	02.08.2006	4.4750	3,000,000
		to 02.08.2007	to 02.07.2009
Lee Chi Hong, Robert	07.25.2003	07.25.2004	07.25.2004	4.3500	5,000,000
		to 07.25.2006	to 07.23.2013
	02.08.2005	02.08.2006	02.08.2006	4.4750	1,000,000
		to 02.08.2007	to 02.07.2009
Sir David Ford	07.25.2003	07.25.2004	07.25.2004	4.3500	2,000,000
		to 07.25.2006	to 07.23.2013
	02.08.2005	02.08.2006	02.08.2006	4.4750	2,000,000
		to 02.08.2007	to 02.07.2009

Note: All dates are shown month/day/year.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or the chief executive of the Company had any interests and short positions in the shares, underlying shares and debentures of the Company or any associated corporation of the Company (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or the Model Code for Securities Transactions by Directors of Listed Issuers and which were required to be entered into the register required to be kept under section 352 of the SFO.

APPENDIX	GENERAL INFORMATION

(3)	INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS AND OTHER PERSONS REQUIRED TO BE DISCLOSED UNDER THE SFO

As at the Latest Practicable Date, so far as is known to the Directors and the chief executive of the Company, the following persons (other than a Director or chief executive of the Company) had an interest or short position in the shares and underlying shares which fall to be disclosed to the Company under the provisions of Division 2 and 3 of Part XV of the SFO or which were required to be entered into the register required to be kept under Section 336 of the SFO or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company or any other member of the Group.

(A)	Interests and Short Positions of Substantial Shareholders

Name of shareholder	Note	Number of shares/ underlying shares held	Percentage of issued share capital

Interests
PCRD	1	1,528,781,171	22.76%
PCGH	2	1,549,938,605	23.07%
Star Ocean Ultimate Limited	3	1,549,938,605	23.07%
The Ocean Trust	3	1,549,938,605	23.07%
The Starlite Trust	3	1,549,938,605	23.07%
OS Holdings Limited	3	1,549,938,605	23.07%
Ocean Star Management Limited	3	1,549,938,605	23.07%
The Ocean Unit Trust	3	1,549,938,605	23.07%
The Starlite Unit Trust	3	1,549,938,605	23.07%
China Network Communications Group	4	1,343,571,766	20.00%
Corporation (“China Netcom”)

Short Positions
PCRD	5	229,411,764	3.41%
PCGH	5	229,411,764	3.41%
Star Ocean Ultimate Limited	5	229,411,764	3.41%
The Ocean Trust	5	229,411,764	3.41%
The Starlite Trust	5	229,411,764	3.41%
OS Holdings Limited	5	229,411,764	3.41%
Ocean Star Management Limited	5	229,411,764	3.41%
The Ocean Unit Trust	5	229,411,764	3.41%
The Starlite Unit Trust	5	229,411,764	3.41%

APPENDIX	GENERAL INFORMATION

Notes:

1.	These interests represented (i) PCRD’s beneficial interests in 1,526,094,301 shares and 679,000 underlying shares held in the form of 67,900 ADRs which constituted listed equity derivatives; and (ii) PCRD’s interests through its 46.69% owned subsidiary, PCIHL, in 2,007,870 underlying shares in respect of US$10,000,000 convertible bonds which constituted listed physically settled equity derivatives convertible into shares of the Company. The Directors, Li Tzar Kai, Richard, Yuen Tin Fan, Francis, Peter Anthony Allen and Alexander Anthony Arena are directors of PCRD.

2.	These interests represented (i) PCGH’s beneficial interests in 20,354,286 shares and 803,148 underlying shares in respect of US$4,000,000 convertible bonds held by it which constituted listed physically settled equity derivatives convertible into shares of the Company; and (ii) PCGH’s interests through its controlled corporations (being its wholly-owned subsidiaries, Borsington Limited, Pacific Century International Limited, Pacific Century Group (Cayman Islands) Limited and Anglang Investments Limited, which together controlled 75.33% of PCRD) in shares and underlying shares of the Company held by PCRD (as described in Note 1 above). The Directors, Li Tzar Kai, Richard, Peter Anthony Allen and Alexander Anthony Arena are directors of PCGH.

3.	On 18 April 2004, Li Tzar Kai, Richard transferred the entire issued share capital of PCGH to Ocean Star Management Limited as trustee of The Ocean Unit Trust and The Starlite Unit Trust. The entire issued share capital of Ocean Star Management Limited was held by OS Holdings Limited. The Ocean Trust and The Starlite Trust held all units of The Ocean Unit Trust and The Starlite Unit Trust respectively. Star Ocean Ultimate Limited was the discretionary trustee of The Ocean Trust and The Starlite Trust.

4.	China Netcom indirectly holds these interests through its indirect wholly-owned subsidiary China Netcom Corporation (BVI) Limited. Zhang Chunjiang (a Director) is the President of China Netcom Group and Dr Tian Suning (a Director) is the Vice President of China Netcom.

5.	PCGH, Star Ocean Ultimate Limited, The Ocean Trust, The Starlite Trust, OS Holdings Limited, Ocean Star Management Limited, The Ocean Unit Trust and The Starlite Unit Trust were deemed to have short positions in the same underlying shares held by PCRD, under the SFO pursuant to the arrangements as described in the paragraph (2)(B)(a) under the sub-section headed “Short Positions in the Shares and Underlying Shares of the Company”.

APPENDIX	GENERAL INFORMATION

(B)	Interests and Short Positions of Other Persons Required to be Disclosed under the SFO

As at the Latest Practicable Date, the following persons (not being directors, the chief executive or substantial shareholders of the Company) had interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO:

Name of shareholder		Number of shares/ underlying shares held	Percentage of issued share capital

Interests
Ocean Star Investment Management Limited	Note	1,549,938,605	23.07%

Short Positions
Ocean Star Investment Management Limited	Note	229,411,764	3.41%

Note:

Ocean Star Investment Management Limited was deemed interested and to have short positions under the SFO in the shares and underlying shares of the Company by virtue of it being the investment manager of The Ocean Unit Trust and The Starlite Unit Trust which together held 100% of PCGH (see above).

(C)	Interests in Other Members of the Group

	Name of non-wholly owned subsidiaries of the Company	Name of registered substantial shareholder(s)	Number of shares held by substantial shareholder(s)	Holding percentage

	Unihub China Information	China Huaxin Post and	N/A	50%
	Technology Company	Telecommunications
	Limited	Economy Development
		Centre

	Pacific CyberTrans	Huajian Digital Technology	4,900 ordinary shares	49%
	(Holdings) Co. Ltd.	Co. Ltd.

	PCCWERA Limited	Era Communications	2,812,500 ordinary shares	45%
		Company Limited

	ChinaBiG Limited	China United	5,961,538 ordinary shares	16.60%
		Telecommunications
		Corp (HK) Limited

	CSL United Personalcom	Tin Sing Telecom Limited	33,000 ordinary shares	33%
	Limited

APPENDIX	GENERAL INFORMATION

Name of non-wholly owned subsidiaries of the Company	Name of registered substantial shareholder(s)	Number of shares held by substantial shareholder(s)	Holding percentage

JRM (BVI) Company	El Grande Holdings	240 ordinary shares	20%
Limited	Limited
	China Management Service	120 ordinary shares	10%
	Limited	999,880 preferred shares	12%

PowerbaseEngines	Sybond Venture Limited	2,500 ordinary shares	29.41%
Holdings Company
Limited

PCCW (Macau), Limitada	Mappa-Macau Projects &	1 ordinary share	25%
	Promotions Agency	(issued at
	Limited	MOP$500,000)

Omnilink Technology	I-strength Developments	350,000 ordinary shares	23.57%
Limited	Limited

Hoover Express Limited	Luen Yum Development	2,000 ordinary shares	20%
	Company Limited

Stable King Development	Luen Yum Development	20 ordinary shares	20%
Company Limited	Company Limited

Ocean Fine Pte Limited	Ocean Fine Industrial	15 ordinary shares	15%
	Development Limited

Unicom Yellow Pages		N/A	20%
Information Co., Ltd.

Beijing Continental Gas		N/A	10%
Co., Ltd.
		N/A	10%
	Max Matrix Development	N/A	10%
	Limited

Chongqing Golden Unity		N/A	30%
Ceramics Co., Ltd.

Top Power Holdings	Realux Limited	27 ordinary shares	27%
Limited

Companion-First Top	Danta Enterprises	250,000 ordinary shares	25%
Limited	(International)
	Corporation

King Unity Investments	Chen Ming Yin, Tiffany	2,600 ordinary shares	13%
Limited

Shanghai Companion		N/A	10%
Building Material Co.,
Ltd.

Wenzhou Xishan United		N/A	26.5%
Ceramics Co., Ltd.

APPENDIX	GENERAL INFORMATION

Save as disclosed above, the Directors and the chief executive of the Company are not aware that there is any person (other than a Director or the chief executive of the Company) who, as at the Latest Practicable Date, had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were required to be entered into the register required to be kept under section 336 of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company or any other member of the Group.

(4)	SERVICE CONTRACTS

Save as otherwise disclosed below, none of the Directors had (or proposed to have), as at the Latest Practicable Date, any service contracts with any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation, other than statutory compensation).

So Chak Kwong, Jack entered into a service contract with the Company for a period of three years commencing on 25 July 2003. So Chak Kwong, Jack’s service contract provides for a compensation payment from the Company for early termination by the Company during the term of the contract.

(5)	DIRECTORS’ INTERESTS IN COMPETING BUSINESSES

The following are interests of the Directors in businesses apart from the Group’s business, which compete or are likely to compete, either directly or indirectly, with the Group’s business:

Name of Director	Names of companies	Nature of business	Nature of interests

Li Tzar Kai, Richard	Cheung Kong and its	Property development	Deemed interests in
	subsidiaries (“Cheung	and investment, hotel	Cheung Kong
	Kong Group”)	and serviced suite	(Note 1)
operation, property and
project management
and investment in
securities

	HWL and its subsidiaries	Ports and related	Certain personal and
	(“Hutchison Group”)	services,	deemed interests in
		telecommunications,	HWL (Note 2)
property and hotels,
retail and manufacturing and
energy and infrastructure

APPENDIX	GENERAL INFORMATION

Name of Director	Names of companies	Nature of business	Nature of interests

Yuen Tin Fan, Francis	Kee Shing (Holdings)	Sale of chemicals and	Non-executive director
	Limited (“KSH”) and	metals, property and	and deemed interests of
	its subsidiaries	security investment	22.84% of KSH
through a controlled
corporation and as
founder of a trust

Chung Cho Yee, Mico	Capital Strategic	Property investment,	Non-executive director
(Note 3)	Investment Limited	strategic investment	and beneficial owner of
	(“CSI”) and its	and securities	44.23% of CSI
	subsidiaries	investment

Zhang Chunjiang	China Netcom and its	Note 4	President of China
	subsidiaries including		Netcom Group and
	China Netcom Group		Chairman and
	Corporation (Hong		Executive Director of
	Kong) Limited		CNC (HK)
(“CNC (HK”))

Tian Suning	China Netcom and its	Note 4	Vice President of China
	subsidiaries including		Netcom and Vice
	CNC (HK)		Chairman, Executive
Director and Chief
Executive Officer of
CNC (HK)

	AsiaInfo Holdings Inc.	Provider of	Chief Executive Officer
		high-quality software	and Director
and solutions in the PRC

	Trend Mico Incorporated	Provision of network	Director
antivirus and Internet
content security
software and services

	TCL Corporation	Manufacturer of	Independent Director
multimedia electronics,
home electronics appliances,
telecommunication equipments,
information components and
electronics components

APPENDIX	GENERAL INFORMATION

Name of Director	Names of companies	Nature of business	Nature of interests

Fan Xingcha	Certain subsidiaries of	Note 4	Director
China Netcom and
CNC (HK)

Notes:

1.	Certain business of the Cheung Kong Group may compete with certain aspects of the business of the Group. Li Tzar Kai, Richard is one of the discretionary beneficiaries of certain discretionary trusts which hold units in unit trusts which in turn are interested in certain shares of Cheung Kong. Li Tzar Kai, Richard holds one-third of the issued share capital of two companies, which own all the shares in the trustee companies which act as trustees of such discretionary trusts and unit trusts. These trustee companies perform their functions as trustees independently without any reference to Li Tzar Kai, Richard. Notwithstanding the above, his being a discretionary beneficiary and that the trustee companies act independently of him, the Company considers that Li Tzar Kai, Richard is not able to exert control or influence over the Cheung Kong Group.

2.	Li Tzar Kai, Richard was a director of HWL and certain of its subsidiaries until 16 August 2000, the day before the acquisition of Cable & Wireless HKT Limited (now known as PCCW-HKT Limited) became effective. Certain businesses of the Hutchison Group compete with certain aspects of the business of the Group. Li Tzar Kai, Richard has a personal interest in 110,000 shares in HWL, and is one of the discretionary beneficiaries of certain discretionary trusts which hold units in unit trusts which in turn are interested in certain shares of HWL. Li Tzar Kai, Richard holds one-third of the issued share capitals of two companies, which own all the shares in the trustee companies which act as trustees of such discretionary trusts and unit trusts. These trustee companies perform their functions as trustees independently without any reference to Li Tzar Kai, Richard. Notwithstanding the above, and in view of his small personal shareholding, his being a discretionary beneficiary and that the trustee companies act independently of him, the Company considers that Li Tzar Kai, Richard is not able to exert control or influence over the Hutchison Group.

3.	Chung Cho Yee, Mico holds direct personal interest in a private company, which engages in property investment or development in Repulse Bay, Hong Kong.

4.	China Netcom is a state-owned enterprise established under the laws of the PRC. It is principally engaged in the provision of telecommunications services in the PRC and is the holder of more than 70% of CNC (HK), whose shares are listed and traded on the Stock Exchange. CNC (HK) provides fixed-line telecommunications services including fixed-line telephone services, broadband and other Internet-related services, business and data communications services, and international telecommunications services in the PRC and Asia-Pacific region.

In addition, Li Tzar Kai, Richard, Yuen Tin Fan, Francis, Peter Anthony Allen, Alexander Anthony Arena and Lee Chi Hong, Robert are directors of certain private companies (the “Private Companies”), which are engaged in property development and investment in Hong Kong (in particular, a development called Gough Hill) and/or Japan (investments in certain residential properties and a commercial building).

Further, Li Tzar Kai, Richard, Yuen Tin Fan, Francis, Peter Anthony Allen and Alexander Anthony Arena are directors of PCRD. PCRD acts as an investment holding company of, among others, interests in the Company and certain property development interests in Singapore and India. In addition, Li Tzar Kai, Richard has a controlling interest in some of the Private Companies. Further, he is or may be regarded as interested in PCRD and PCGH due to the interests as disclosed in the above paragraph (2)(A) under the section headed “Directors’ and Chief Excutive’s Interests and Short Positions in the Shares of the Company and its Associated Corporations” in this appendix.

APPENDIX	GENERAL INFORMATION

The business interests of the Private Companies and PCRD in Hong Kong are not significant when compared to the business of the Group and it is unlikely that such businesses will compete with the property business of the Group. The businesses of the Private Companies and PCRD in Japan, Singapore and India, are unlikely to compete with the existing investment and development property portfolio of the Group.

Notwithstanding the interests of the Directors in the companies listed above which compete, or may compete, with the business of the Group, the Group has been operating independently of, and at arms length from, the businesses of those companies.

In addition to the companies mentioned above, the Group holds minority equity interests in a number of Internet-related companies in which the Group is entitled to appoint, and has appointed, one or more directors to the board of these companies to represent the interests of the Group. Some or all of these companies may compete directly or indirectly, with certain aspects of the Group’s business.

Other than as disclosed above, none of the Directors is interested in any business apart from the Group’s business, which competes or is likely to compete, either directly or indirectly, with the Group’s business as at the Latest Practicable Date.

(6)     LITIGATION

Save as disclosed below, as at the Latest Practicable Date, there is no litigation or claim of material importance pending or threatened against any member of the Group.

Reach Networks Hong Kong Limited (“Reach Networks”) has instituted legal proceedings against Wharf T&T Limited (“Wharf”) to recover international delivery fees mistakenly paid or payable to Wharf during the period from 1996 to 1998. The amount claimed is around HK$157 million plus interest. Wharf has filed a counterclaim against Reach Networks for HK$78.5 million. Reach Networks’ action may be successful or unsuccessful and no assurance can be given that any recovery will be possible. Pursuant to the agreements for the transfer of the Company’s Internet protocol backbone operations to Reach Ltd., as part of the Company’s joint venture with Telstra Corporation Limited, the Company or its nominee retains the right to any proceeds if these proceedings are successful, and the Company or its nominee will be responsible for the conduct of these proceedings and all liabilities, costs and expenses incurred in connection with these proceedings.

On 23 April 2002, a writ of summons was issued against PCCW-HKT Limited (“PCCW-HKT”), by New Century Infocomm Tech Co., Ltd. for PCCW-HKT’s failure to purchase 6,522,000 shares of Taiwan Telecommunication Network Services Co., Ltd. (“TTN”), an indirect subsidiary of the Company, pursuant to an option agreement entered into on 24 July 2000. The total claim against PCCW-HKT amounted to approximately HK$101 million (NT$418 million), being the purchase price of shares in TTN, contractual interest for the period from 1 January 2001 to 2 January 2002 at 6.725% per annum and interest on the due amount pursuant to Sections 48 and 49 of the High Court Ordinance (Chapter 4 of the Laws of Hong Kong). However, this figure should be reduced by the current market value of the shares in TTN which would be transferred to PCCW-HKT in the event that the claimants are successful in their claim. A defence was filed by PCCW-HKT on 29 May 2002 and proceedings are ongoing.

APPENDIX	GENERAL INFORMATION

Pacific Convergence Corporation, Ltd. (“PCCL”), an indirect wholly-owned subsidiary of the Company, has filed a winding up petition before the Delhi High Court in relation to Data Access (India) Limited (“Data Access”) on the basis that PCCL had lent Data Access a total amount of US$10 million under two loan agreements dated 24 May 2000 and 24 July 2000. In the winding up petition, PCCL claimed that according to the terms and conditions of the two loan agreements, the entire amounts lent to Data Access along with interest thereon was and is repayable within three years from the dates of drawing such amounts. PCCL further claimed that Data Access has admitted in its statutory filings that the amounts are overdue for repayment and Data Access has repeatedly defaulted in its repayment obligations. On 26 October 2004, at the first hearing on the winding up petition, the Delhi High Court passed ex-parte ad-interim directions restraining Data Access from alienating its assets and receivables except in the normal course of its business. The Delhi High Court also appointed the Official Liquidator attached to the Court as the Provisional Liquidator to supervise the enforcement of this order. The counsels for the parties involved in the petition continue to make submissions to the court on whether the winding up petition should be admitted and a citation be issued based on the written reply filed by Data Access and other relevant issues. Proceedings are ongoing.

(7)	MISCELLANEOUS

	(A)	The registered office of the Company is situated at 39th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong.

	(B)	The company secretary of the Company is Hubert Chak, MBA, BSc (ME).

	(C)	The qualified accountant of the Company is Peter Anthony Allen. He is a Fellow of both the Institute of Chartered Accountants in England and Wales and the Institute of Certified Public Accountants of Singapore.

	(D)	In the event of inconsistency, the English version of this circular shall prevail over the Chinese text.

Electronic Communications

This circular in both English and Chinese is now available in printed form and on the Company’s website at www.pccw.com.

Shareholders who have chosen to receive this circular by electronic means through the Company’s website and who, for any reason, have difficulty in receiving or gaining access to this circular will promptly upon written request to the Company’s Share Registrars, Computershare Hong Kong Investor Services Limited, be sent this circular in printed form free of charge.

Shareholders may change their means of receipt of the Company’s corporate communications at any time, free of charge, by notice in writing to the Company’s Share Registrars at:

To PCCW Limited
c/o Share Registrars
Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre
183 Queen’s Road East, Wan Chai
Hong Kong

fax: +852 2529 6087/+852 2865 0990

email: hkinfo00008@computershare.com.hk